UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 358th MEETING OF THE BOARD OF DIRECTORS

HELD ON DECEMBER, 11th, 2018

1.         DATE, TIME AND PLACE: At 10:00 a.m., on December, 11th, 2018 at Engenheiro Miguel Noel Nascentes Burnier Road, nº.1755, Km 2.5, in the city of Campinas, state of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 3, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE:  All the members of the Board of Directors (“Board”), pursuant to Paragraph 7 of Article 17 of the Company’s Bylaws.

4.         PRESIDING BOARD: Chairman – Bo Wen and Secretary – Gustavo Henrique de Aguiar Sablewski.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the items on the Agenda, the Directors, unanimously resolved as follows:

(i) To approve, in terms of Resolution N. 2018192-E (i) the participation of CPFL Energia S.A., or one of its controlled Companies, on the ANEEL Transmission Auction 004/2018 (“Auction”) and (ii) the authorization for the referred Companies and their executive officers to (1) sign Memorandum of Understanding (MOU) and/or Supply Contracts for Substations and Transmission Lines, including without limitation to construction, supply of equipment and other related services, before the Auction, and (2) to take all measures deemed necessary to participate in the Auction and to fulfill the Public Notice’s and Auction Manual’s obligations. The participation of the Company in the Auction is conditioned to the approval of a minimum IRR in a future Board of Directors Meeting, to be held until the day prior to the date of the Auction.

(ii) To approve, in terms of Resolution N. 2018188-C, in substitution of the the Resolution of the Board of Executive Officers number 2018163-C, the granting of  guarantees by CPFL Energia to their controlled companies, for up to R$ 2,608,634,000.00 (two billion, six hundred and eight million, six hundred and thirty-four thousand reais), under the conditions and terms set forth bellow.

(iii) To recommend, in terms of Resolution N. 2018188-C, the favorable vote for assessment and approval of the substitution of the Resolution of the Board of Executive Officers number 2018163-C, as following, for Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Rio Grande Energia S.A. (“RGE”), RGE Sul Distribuidora de Energia S.A. (“RGE Sul”) and Companhia Jaguari de Energia (“CPFL Santa Cruz”), for:

(ii) the hiring of BNDES Finem Direct financing, in the total amount of up to R$ 2,608,634,000 (two billion, six hundred and eight million, six hundred and thirty-four thousand reais), with maturity until June/2028, according to BNDES’ Board of Executives Decision numbers 696, 697, 698, 699, 700/2018 and as detailed below:

(ii.i) For CPFL Paulista the financing on the total amount of up to R$ 953,392,000.00 (nine hundred and fifty-three million, three hundred and ninety-two thousand reais), in the Direct BNDES FINEM, with grace period up to March 2020 and amortization until July 2027.

(ii.ii) For CPFL Piratininga the financing on the total amount of up to R$ 347,264,000.00 (three hundred and forty-seven million, two hundred and sixty-four thousand reais), in the Direct BNDES FINEM, with grace period up to March 2020 and amortization until June 2028.

(ii.iii) For RGE the financing on the total amount of up to R$ 550,571,000.00 (five hundred and fifty million, five hundred and seventy-one thousand reais), in the Direct BNDES FINEM, with grace period up to March 2020 and amortization until July 2027.

(ii.iv) For RGE Sul the financing on the total amount of up to R$ 582,453,000.00 (five hundred and eighty-two million, four hundred and fifty-three reais), in the Direct BNDES FINEM, with grace period up to March 2020 and amortization until July 2027.

(ii.v) For CPFL Santa Cruz the financing on the total amount of up to R$ 174,954,000.00 (one hundred and seventy-four million, nine hundred and fifty-four thousand reais), in the Direct BNDES FINEM, with grace period up to March 2020 and amortization until June 2028.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Shirong Lyu, Mr. Andre Dorf, Mr. Yang Qu, Mr. Yumeng Zhao, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes, Mr. Gustavo Sablewski (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors' Meetings Book.

Campinas, December 11th, 2018.

Bo Wen

(Chairman)

Gustavo Sablewski

(Secretary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 18, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.